     As Filed with the Securities and Exchange Commission on March 5, 2002
                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               -----------------
                             Sara Lee Corporation
            (Exact name of registrant as specified in its charter)



                  Maryland                               36-2089049
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization)              Identification Number)
                          Three First National Plaza
                         Chicago, Illinois 60602-4260
                                (312) 726-2600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              RODERICK A. PALMORE
                            Senior Vice President,
                         General Counsel and Secretary
                             Sara Lee Corporation
                          Three First National Plaza
                         Chicago, Illinois 60602-4260
                                (312) 726-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
       Approximate date of commencement of proposed sale to the public:
    From time to time after this Registration Statement becomes effective.
                               -----------------
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               -----------------
                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                          Proposed Maximum Proposed Maximum
        Title of Each Class of              Amount to      Offering Price      Aggregate        Amount of
      Securities to be Registered        be Registered(1)   Per Unit(2)    Offering Price(2) Registration Fee
-------------------------------------------------------------------------------------------------------------
Debt Securities (3).....................
Warrants to Purchase Debt Securities (4)
Common Stock, $.01 par value (5)(6).....
Warrants to Purchase Common Stock (4)...
Preferred Stock, no par value (6).......
Currency Warrants.......................  $2,000,000,000        100%        $2,000,000,000       $184,000
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) Such indeterminate number or amounts of debt securities, warrants to purchase debt securities, common stock, warrants to purchase common stock, preferred stock and currency warrants as may from time to time be issued at indeterminate prices. The amount registered is in U.S. dollars or the equivalent thereof in foreign currency or currency units.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act. The aggregate public offering price of the securities registered hereby will not exceed $2,000,000,000 in U.S. dollars or the equivalent thereof in foreign currency or currency units.
(3) Debt securities may be issued at an original issue discount.
(4) Warrants to purchase debt securities may be offered and sold separately or together with other debt securities. Warrants to purchase common stock may be offered and sold separately or together with debt securities or shares of common stock.
(5) The common stock includes preferred stock purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.
(6) Also includes such indeterminate number of shares of common stock and preferred stock as may be issued upon conversion or exchange of any debt securities or preferred stock that provide for conversion into or exchange for other securities. No separate consideration will be received for the common stock or preferred stock issuable upon such conversion or exchange.
                               -----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
   Pursuant to Rule 429 under the Securities Act, this Registration Statement contains a combined prospectus that also relates to $140,000,000 maximum aggregate offering price of securities previously registered pursuant to Sara Lee Corporation's registration statement on Form S-3
(File No. 333-96173) and not issued. The filing fee associated with such securities was previously paid with that registration statement.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  Subject to Completion, Dated March 5, 2002

Prospectus

                                $2,140,000,000

                             Sara Lee Corporation

     Debt Securities, Debt Warrants, Common Stock, Common Stock Warrants,
                     Preferred Stock and Currency Warrants

                               -----------------

   Sara Lee Corporation intends to offer at one or more times the following securities with a total offering price not to exceed $2,140,000,000 (or the equivalent thereof in foreign currency or currency units):


..   debt securities;

..   warrants to purchase debt securities (debt warrants);

..   shares of our common stock;

..   warrants to purchase shares of our common stock (common stock warrants);

..   shares of our preferred stock; and

..   warrants to receive from us the cash value in U.S. dollars of the right to purchase or sell foreign currency or currency units to be designated by us at the time of the offering (currency warrants).

   We will describe the terms of these securities in supplements to this prospectus. You should read the prospectus and the supplements carefully before you invest.

   Our common stock is listed on the New York Stock Exchange under the symbol "SLE."

                               -----------------

   This prospectus may be used to offer and sell these securities only if accompanied by a prospectus supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               The date of this Prospectus is            , 2002

                               TABLE OF CONTENTS

About this Prospectus......................................................  1
Where You Can Find More Information........................................  1
Forward-Looking Information................................................  2
Sara Lee Corporation.......................................................  3
Use of Proceeds............................................................  4
Ratios of Earnings to Fixed Charges........................................  4
Unaudited Pro Forma Consolidated Statements of Income......................  5
Description of Debt Securities............................................. 10
Description of Debt Warrants............................................... 16
Description of Common Stock and Preferred Stock............................ 17
Description of Common Stock Warrants....................................... 20
Description of Currency Warrants........................................... 21
Plan of Distribution....................................................... 22
Legal Matters.............................................................. 23
Experts.................................................................... 23

                             ABOUT THIS PROSPECTUS
   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings with a total offering price not to exceed $2,140,000,000. This prospectus provides you with a general description of the securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

   We are not making an offer to sell, or soliciting an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted.

   You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents, respectively.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also read and copy those documents at the offices of: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605; and The Pacific Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104. Our SEC filings are also available to the public over the Internet on the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC (file number 001-3344) and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

    . our Annual Report on Form 10-K for our fiscal year ended June 30, 2001;

    . our Quarterly Reports on Form 10-Q for our fiscal quarters ended
      September 29, 2001 and December 29, 2001;

    . our Current Reports on Form 8-K dated August 21, 2001, September 4, 2001 and September 24, 2001;

    . our Current Report on Form 8-K/A dated August 8, 2001, as amended; and

    . the description of our common stock contained in our Registration
      Statement on Form 8-A (File No. 001-3344), filed with the SEC on May 11, 1988, as amended, and the description of the related preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 001-3344), filed with the SEC on May 19, 1998.

   You may request a copy of these filings at no cost, by writing us at the following address:

   Sara Lee Corporation
   Three First National Plaza
   70 W. Madison Street
   Chicago, Illinois 60602
   Attn: Investor Relations and Corporate Affairs Dept.

or by calling (800) 654-SARA toll free from within the U.S. or (201) 433-7522 from outside the U.S.

   You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with any additional information.

                          FORWARD-LOOKING INFORMATION

   This prospectus and the accompanying prospectus supplement, including the information we incorporate by reference, contain certain "forward-looking statements" discussing our expectations regarding future performance. These forward-looking statements are based on currently available competitive, financial and economic data and our management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and actual results may differ materially from those expressed or implied herein. Consequently, we wish to caution you not to place undue reliance on any forward-looking statements. Among the factors that could impact our ability to achieve our stated goals are the following:

    . impacts on reported earnings from fluctuations in foreign currency exchange rates--particularly the euro--given our significant concentration of business in Western Europe;

    . significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for our products;

    . adverse economic trends, including reduced consumer spending, relating in part to incidents of terrorism and the global repercussions from such incidents;

    . our ability to continue to source production and conduct manufacturing and selling operations in various countries in the world due to changing political environments and the impacts on the related business environment;

    . our ability to successfully integrate acquisitions, particularly The
      Earthgrains Company, into our existing operations and the availability of new acquisitions, joint ventures and alliance opportunities that build stockholder value;

    . fluctuations in the cost and availability of various raw materials;

    . the impact of foot-and-mouth viral disease in parts of Europe on the consumption of meat products in general and the cost of raw materials not impacted by the disease used in the production of finished goods;

    . our ability to complete activities anticipated in our business reshaping programs, and our ability to realize the estimated savings and productivity improvements associated with these programs;

    . credit and other business risks associated with customers operating in a highly competitive retail environment; and

    . inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance.

In addition, our results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes and laws and regulations in markets where we compete.

                             SARA LEE CORPORATION

   We are a global manufacturer and marketer of brand name products for consumers throughout the world. With headquarters in Chicago, we have operations in 58 countries and market branded consumer products in over 180 countries.

   We organize our business into three major global business segments:

    . Sara Lee Food and Beverage;

    . Intimates and Underwear; and

    . Household Products.

   For financial reporting purposes, our businesses are divided into five industry segments--Sara Lee Meats, Bakery, Beverage, Household Products and Intimates and Underwear.

Sara Lee Food and Beverage

   Food and Beverage's primary focus is packaged meats, bakery products and coffee and tea beverages. Our Food business consists of packaged meats and baked goods. We believe that we are the world's largest packaged meats company. At the end of fiscal 2001, we held the number-two retail position in the $11 billion U.S. packaged meats industry, holding a leading position in the key categories of hot dogs, corn dogs, smoked sausage, breakfast sausage, cocktail links and breakfast sandwiches. We also have the largest packaged meats business in Europe and hold a leading position in Mexico. Our bakery business produces a wide variety of fresh and frozen baked and specialty items, many of which are marketed under the Sara Lee brand. Our acquisition of The Earthgrains Company in August 2001, in combination with our existing bakery business, will create a $3.4 billion bakery business and we believe will provide significant opportunities for expanding the Sara Lee name into the fresh bakery market, particularly by utilizing Earthgrains' direct-store delivery system to merchandise Sara Lee branded products.

   Our Beverage business includes retail and foodservice coffee and tea sales in major markets around the world. We hold a leading position in coffee in Brazil, many European countries and in the U.S. foodservice market. We hold the number-three position in the U.S. retail coffee market, and we rank number one or number two in tea in many European countries.

Intimates and Underwear

   Our Intimates and Underwear business, which is one of the largest apparel businesses in the world, focuses on basic, branded "innerwear" products--intimates, underwear and legwear. We hold leading share positions in intimate apparel, underwear and legwear in North America, Europe and several Latin American countries with a portfolio of well-known brands including Hanes, Hanes Her Way, Playtex, L'eggs, Dim, Bali, Just My Size, Wonderbra and Lovable.

Household Products

   Household Products is our most global line of business. It includes our household and personal products businesses as well as our Direct Selling division. At the end of fiscal 2001, we held the number-one position in the bath and shower products category in Europe, and also held leading positions in air fresheners and insecticides. Additionally, through our global Kiwi brand, we have a leading position in the shoe care category worldwide. Our Direct Selling businesses distribute cosmetics, fragrances, jewelry, toiletries, apparel products and nutritional supplements directly to consumers. We have an independent sales force of approximately 800,000 people, which makes us one of the largest direct selling companies worldwide.

   Our principal executive offices are located at Three First National Plaza, Chicago, Illinois 60602-4260, and our telephone number is (312) 726-2600.

                                USE OF PROCEEDS

   Unless we indicate otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including the repayment of existing indebtedness, future acquisitions, capital expenditures and additions to working capital.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The ratios of our earnings to our fixed charges and the ratios of our earnings to our fixed charges and preferred stock dividend requirements for each of the periods indicated are as follows:

                                                                        Twenty-six
                                            Fiscal Year Ended(1)        Weeks Ended
                                      --------------------------------  -----------
                                                                         Dec. 29,
                                      1997 1998(2) 1999(3) 2000 2001(4)   2001(5)
                                      ---- ------- ------- ---- ------- -----------
Ratios of Earnings to Fixed Charges.. 6.2x  (0.7)x   6.3x  6.0x   6.5x      3.5x
Ratios of Earnings to Fixed Charges
  and Preferred Stock Dividend
  Requirements....................... 5.4x  (0.6)x   6.0x  5.6x   6.2x      3.4x

--------
(1) Our fiscal year ends on the Saturday nearest June 30.
(2) In 1998, we recorded a restructuring provision that reduced income from continuing operations before income taxes by $2,038 million.
(3) Fiscal 1999 was a 53-week year. In 1999, we recorded a gain on the sale of our tobacco business of $137 million and a product recall charge of $76 million that resulted in an increase in income from continuing operations before taxes of $61 million.
(4) In 2001, we recorded a pre-tax charge of $554 million in connection with certain reshaping actions, a pre-tax gain of $105 million in connection with the IPO of our Coach Inc. subsidiary and a tax-free gain of $862 million in connection with the exchange of our stock for the stock of Coach Inc., that resulted in an increase in income from continuing operations before taxes of $413 million.
(5) During the first six months of fiscal 2002, we recorded a pretax charge of $188 million in connection with certain reshaping actions.

   The computation of the ratios of earnings to fixed charges is based on the applicable amounts for us and our subsidiaries on a consolidated basis. For these ratios, earnings include income from continuing operations before income taxes, fixed charges and amortization of interest capitalized (but not interest capitalized during the period). Fixed charges include interest expense (including interest capitalized during the period) plus the portion of rents we believe to be representative of the interest factor. For the computation of ratios of earnings to fixed charges and preferred stock dividend requirements, preferred stock dividends have been increased to an amount representing the pre-tax earnings that would have been required to cover such dividends.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

   On August 7, 2001, Sara Lee Corporation acquired The Earthgrains Company ("Earthgrains") when approximately 93% of the outstanding Earthgrains common shares were tendered and accepted by Sara Lee. Following the completion of a subsequent tender offer period, Sara Lee acquired the remaining Earthgrains common shares. The results of operations for Earthgrains have been included in the consolidated financial results of Sara Lee since August 8, 2001. In order to comply with SEC accounting regulations that apply to registration statements, the following unaudited pro forma consolidated statements of income are included in this registration statement.

   The following unaudited pro forma consolidated statements of income combine the results of operations of Sara Lee and Earthgrains for the annual period ended June 2001 and the twenty-six weeks ended December 29, 2001.

   The unaudited pro forma consolidated statements of income assume that the acquisition of Earthgrains occurred at the beginning of July 2000, which is the beginning of fiscal year 2001.

   The pro forma financial statements are based on information available at the time these statements were prepared and certain estimates and assumptions. The following is a summary of the significant estimates and assumptions used in preparing the pro forma consolidated statements of income:

    . Immediately prior to the expiration of Sara Lee's tender offer to acquire
      Earthgrains common stock, Earthgrains had 46,572,040 issued and outstanding shares of common stock. This includes shares of common stock issued upon exercise of Earthgrains employee stock options. Using the tender offer price of $40.25 per share, the total purchase price for all outstanding Earthgrains common stock is $1,875 million.

    . Sara Lee funded the purchase price with the issuance of $1.0 billion of 6.25% fixed rate debt and $.8 billion of short-term floating rate debt. The short-term floating rate debt had a weighted average interest rate of 6.0% during fiscal year 2001 and 3.6% during the period from July 1, 2001 to August 7, 2001, the period prior to the date Sara Lee acquired Earthgrains.

    . Sara Lee adopted Statement of Financial Accounting Standards ("SFAS") No.
      142, "Goodwill and Other Intangible Assets," as of the beginning of fiscal year 2002. Under the provisions of this statement, intangible assets with an indefinite life and goodwill are no longer amortized. In preparing these pro forma statements and in order to maintain comparability between the reported periods, the amortization of intangible assets with an indefinite life and goodwill amortization has been removed. Intangible assets with a finite life are amortized over that life.

    . Approximately $860 million of the Earthgrains purchase price has been preliminarily allocated to identified intangibles. These intangible assets consist of trademarks, owned and licensed brands, customer relationships and merchandising procedures and have a weighted average life of 31 years. The valuation of the intangible assets is still preliminary.

    . The Earthgrains acquisition has been accounted for under the provisions of SFAS No. 141 and, accordingly, the purchase method of accounting has been used. All of the excess of the purchase price over the net assets has been allocated to goodwill. The purchase price allocation is preliminary since the determination of the fair value of the acquired assets and liabilities and determination of the finite lives of any intangibles has not been finalized.

   We believe that the assumptions used herein provide a reasonable basis for presenting all of the significant effects of the acquisition in the unaudited pro forma consolidated statements of income. However, the actual results of the operations, financing costs, final allocation of the purchase price and other adjustments will differ from the pro forma adjustments.

   On September 4, 2001, Sara Lee filed with the SEC in a Current Report on Form 8-K/A Earthgrains' consolidated financial statements for both fiscal year 2001 and the first quarter ended June 19, 2001. Sara Lee's consolidated financial statements for fiscal year 2001 were filed with the SEC on September 27, 2001 in Sara Lee's Annual Report on Form 10-K.

   The unaudited pro forma consolidated statements of income are included herein to show what Sara Lee's income statement might have looked like had the Earthgrains acquisition occurred in July 2000. You should not rely on this information as being indicative of the historical results that would have been achieved by the combined companies had the acquisition and events described in the notes to the unaudited pro forma consolidated statements of income actually occurred in July 2000. Furthermore, this information may not necessarily reflect our results of operations, financial position and cash flows in the future.

                             SARA LEE CORPORATION
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                        FISCAL YEAR ENDED JUNE 30, 2001

                                                                                                          Pro
                                                   Sara Lee           Earthgrains       Pro Forma       Forma as
                                             Reported Results (1) Reported Results (2) Adjustments      Adjusted
                                             -------------------- -------------------- -----------      --------
                                                 (dollars and shares in millions, except per share amounts)
Net sales...................................       $17,747               $2,594           $ --          $20,341
Cost of sales...............................        10,264                1,412             --           11,676
Cost of sales--product line exit costs......            26                   --             --               26
                                                   -------               ------           ----          -------
Gross profit................................         7,457                1,182             --            8,639
Selling, general and administrative expenses         5,865                1,062            (93) (4,5,6)   6,834
Interest expense............................           270                   78             98 (7,8)        446
Interest income.............................           (90)                  --                             (90)
Other income................................            --                   (4)                             (4)
Unusual items...............................
   Gain on sale of Coach business...........          (967)                  --                            (967)
   Business dispositions and other charges..           528                   12                             540
                                                   -------               ------           ----          -------
Income from continuing operations before
  income taxes..............................         1,851                   34             (5)           1,880
Income taxes................................           248                   18            (47) (9)         219
                                                   -------               ------           ----          -------
Income from continuing operations...........         1,603                   16             42            1,661
Preferred stock dividend, net of tax........            11                   --             --               11
                                                   -------               ------           ----          -------
Income from continuing operations available
  to common stockholders....................       $ 1,592               $   16           $ 42          $ 1,650
                                                   =======               ======           ====          =======
Income from continuing operations per share
  --Basic...................................       $  1.94                                              $  2.02
                                                   =======                                              =======
  --Diluted.................................       $  1.87                                              $  1.94
                                                   =======                                              =======
Basic shares outstanding....................           819                                                  819
                                                   =======                                              =======
Diluted shares outstanding..................           854                                   1 (10)         855
                                                   =======                                ====          =======


 The accompanying Notes to the Unaudited Pro Forma Consolidated Statements of
                 Income are an integral part of these statements

                             SARA LEE CORPORATION
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                   TWENTY-SIX WEEKS ENDED DECEMBER 29, 2001

                                             Sara Lee               Earthgrains          Pro Forma        Pro Forma
                                       Reported Results (3) Results from 7/1/01--8/7/01 Adjustments      as Adjusted
                                       -------------------- --------------------------- -----------      -----------
                                                (dollars and shares in millions, except per share amounts)
Net sales.............................        $9,508                   $282                 $ --           $9,790
Cost of sales.........................         5,531                    149                   --            5,680
Cost of sales--product line exit costs            (4)                    --                   --               (4)
                                              ------                   ----                -----           ------
Gross profit..........................         3,981                    133                   --            4,114
Selling, general and administrative
  expenses............................         3,230                    117                    4 (4,5,6)    3,351
Interest expense......................           154                      8                    8 (7,8)        170
Interest income.......................           (43)                    --                   --              (43)
Unusual Items.........................
   Business dispositions and other
     charges..........................           192                     --                   --              192
                                              ------                   ----                -----           ------
Income from continuing operations
  before income taxes.................           448                      8                  (12)             444
Income taxes..........................            46                      2                   (6) (9)          42
                                              ------                   ----                -----           ------
Income from continuing operations.....           402                      6                   (6)             402
Preferred stock dividend, net of tax..             5                     --                   --                5
                                              ------                   ----                -----           ------
Income from continuing operations
  available to common stockholders....        $  397                   $  6                ($  6)          $  397
                                              ======                   ====                =====           ======
Income from continuing operations
  per share
  --Basic.............................        $ 0.51                                                       $ 0.51
                                              ======                                                       ======
  --Diluted...........................        $ 0.49                                                       $ 0.49
                                              ======                                                       ======
Basic shares outstanding..............           784                                                          784
                                              ======                                                       ======
Diluted shares outstanding............           818                                                          818
                                              ======                                                       ======


 The accompanying Notes to the Unaudited Pro Forma Consolidated Statements of
                 Income are an integral part of these statements

        Notes to Unaudited Pro Forma Consolidated Statements of Income

(1) The results for Sara Lee consist of its results of operations for the fiscal year ended June 30, 2001.

(2) The results for Earthgrains consist of its results of operations for the annual period ended on June 19, 2001.

(3) The results for Sara Lee consist of Sara Lee's results of operations for the twenty-six weeks ended December 29, 2001 including the results of Earthgrains since August 8, 2001, the acquisition date.

(4) Since Sara Lee adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of the beginning of fiscal year 2002, no goodwill amortization has been recorded. To maintain comparability of the pro forma results between fiscal years, Sara Lee's and Earthgrains' goodwill amortization has been eliminated. Selling, general and administrative expenses were reduced by $155 million in fiscal year 2001 and by $2 million in fiscal year 2002 related to Earthgrains' amortization prior to the acquisition date.

(5) Includes incremental ongoing expenses of $24 million in fiscal year 2001 and $2 million for fiscal year 2002 prior to the acquisition date primarily related to various Earthgrains employee benefit programs.

(6) Approximately $860 million of the Earthgrains purchase price has been preliminarily allocated to intangible assets. Assuming a weighted average life of 31 years for these assets results in incremental intangible amortization of approximately $38 million in fiscal year 2001 and $4 million for July 1, 2001 to August 7, 2001, for the portion of fiscal year 2002 prior to the acquisition date.

(7) Sara Lee funded the acquisition price of approximately $1.8 billion with the issuance of $1.0 billion of 6.25% fixed rate debt and $.8 billion of short-term floating rate debt. The short-term floating rate debt had a weighted average interest rate during fiscal year 2001 of 6.0% and for the fiscal year 2002 period prior to the acquisition date, from July 1, 2001 to August 7, 2001, of 3.6%. The incremental interest expense from the acquisition debt for fiscal year 2001 was $115 million and for the period from July 1, 2001 to August 7, 2001 is $10 million. An increase of 0.125% in the average short-term interest rate would result in a change to interest expense on the short-term floating rate debt of $1 million on an annual basis.

(8) Earthgrains' long-term debt was revalued as part of purchase accounting, resulting in a fair market increase in the long-term debt amounts. Interest expense during the pro forma period has been reduced by $17 million in fiscal year 2001 and $2 million for the fiscal year 2002 period prior to the acquisition date, from July 1, 2001 to August 7, 2001, to reflect the amortization of the long-term debt valuation adjustment.

(9) The effect of taxes on the pro forma income statement adjustments has been reflected using a marginal incremental tax rate of 40%, representing the U.S. statutory tax rate of 35% plus a marginal state tax rate of 5%.

(10) All of the outstanding Earthgrains stock options vested when Sara Lee accepted the tender of approximately 93% of Earthgrains outstanding common stock. Any Earthgrains stock options that had not been exercised prior to the completion of the acquisition were converted into Sara Lee stock options. The additional Sara Lee stock options issued, had they been outstanding at the end of Sara Lee's fiscal year 2001, would have resulted in an additional one million common stock equivalents in the diluted earnings per share computation.
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                        DESCRIPTION OF DEBT SECURITIES

   We will issue the debt securities under an Indenture dated as of October 2, 1990 between us and The Bank of New York, as successor to Continental Bank, N.A., as trustee. We have summarized selected provisions of the indenture below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the indenture or the debt securities. If you would like more information on the provisions of the indenture, you should review the indenture, which we have incorporated by reference as an exhibit to the registration statement for the securities of which this prospectus is a part.

   In the summary, we have included references to section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary and not otherwise defined have the meanings specified in the indenture.

General

   The debt securities

    . will be unsecured;

    . will rank equally (pari passu) with all of our existing and future unsecured and unsubordinated indebtedness; and

    . will be effectively junior to our secured indebtedness.

The debt securities will be our obligations exclusively, and not the obligation of any of our subsidiaries. Our rights and the rights of any holder of debt securities (or other of our creditors) to participate in the assets of any subsidiary upon that subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

   The indenture does not limit the amount of debt securities or other indebtedness that we may issue. The covenants contained in the indenture would not necessarily afford the holders of debt securities protection in the event of a highly leveraged transaction or other transaction involving us that may adversely affect holders of debt securities.

   The indenture permits us to issue debt securities in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be set forth in a resolution of our board of directors or in a supplement to the indenture relating to that series, or determined in accordance with a board resolution and set forth in an officers' certificate that we deliver to the trustee. (Section 2.4)

   A supplement to this prospectus will describe specific terms relating to the debt securities being offered. These terms will include some or all of the following:

    . the title of the series of debt securities;

    . the total principal amount and authorized denominations;

    . the date or dates on which principal is payable;

    . the public offering price;

    . the interest rate or rates, if any (which may be fixed or floating), record and interest payment dates and/or the method by which such rate or rates or dates may be determined;

    . the currency or currencies in which payment of the offering price and/or principal and interest may be made;

    . the manner of payment of prinicipal and interest and where the debt securities may be exchanged or transferred;

    . whether (and if so, when and on what terms) the debt securities can be redeemed by us or the holder;

    . under what circumstances, if any, we will pay additional amounts on the debt securities to non-U.S. holders in respect of taxes;

    . whether (and if so, when and on what terms) the debt securities may be convertible into other securities;

    . whether there will be a sinking fund; and

    . any other terms of the series permitted by the indenture. (Section 2.4)

   Each series of debt securities will be a new issue with no established trading market. Unless otherwise described in the applicable prospectus supplement, we will not list the debt securities on any securities exchange. We cannot assure you that there will be a liquid trading market for the debt securities.

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

   We may purchase debt securities at any price in the open market or otherwise. Debt securities we purchase may, in our discretion, be held or resold, canceled or used to satisfy any sinking fund or redemption requirements.

   Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate will be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for U.S. federal income tax purposes) will be described in a prospectus supplement.

   We will also describe in the applicable prospectus supplement any special U.S. federal income tax considerations applicable to debt securities denominated in a foreign currency or currency unit or in respect of which we may pay principal, premium, if any, and interest in a foreign currency or currency unit.

Conversion Rights

   We will describe in the applicable prospectus supplement the particular terms and conditions, if any, on which debt securities may be convertible into other securities. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at our option or the option of the holder, events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the debt securities. If we issue convertible debt securities, we will need to supplement the indenture to add applicable provisions regarding conversion.

Form and Exchange of Debt Securities

   Unless otherwise described in a prospectus supplement, all debt securities will be fully registered and will be in either book-entry form or in definitive form.

   Debt securities issued in definitive certificated form will be transferable or exchangeable at the agency maintained for such purpose as we may designate from time to time. (Section 2.9 and Section 3.2) We may not impose any service charge, other than any required tax or governmental charge, on the transfer or exchange of any debt securities. (Section 2.9)

   Debt securities issued in book-entry form will be issued in the form of one or more fully registered global securities. For purposes of this prospectus, "Global Security" refers to the global security or securities representing the entire issue of each series of debt securities. Each Global Security will be deposited with the trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. A Global Security may be transferred, in whole and not in part, only to DTC or another nominee of DTC and their successors.

   We understand as follows with respect to the rules and operating procedures of DTC (the rules that apply to DTC are on file with the SEC):

   DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

   Persons who are not Participants may beneficially own debt securities held by DTC only through Participants or Indirect Participants. Beneficial ownership of debt securities may be reflected:

     .   for investors who are Participants, in the records of DTC;

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

     .    for investors holding through a Participant, in the records of such
              Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC; or

     .    for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant.

Accordingly, transfers of beneficial ownership in a Global Security can only be effected through DTC, a Participant or an Indirect Participant.

   Interests in a Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. Each Global Security will trade in DTC's same-day funds settlement system until maturity, and secondary market trading activity for each Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in a Global Security to such persons may be limited.

   So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, for all purposes will be considered the sole holder of the applicable series of debt securities under the indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of debt securities.

   Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the debt securities to pledge such debt securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such debt securities, may be affected by the lack of a physical certificate for such debt securities.

   Payment of principal of and interest on the debt securities will be made to DTC's nominee, as the registered owner of each Global Security. Neither we nor the trustee will have any responsibility or liability for any aspects of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We understand that upon receipt of any payment of principal of or interest on a Global Security, it is the practice of DTC to credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

   We have been advised that if any series of debt securities are redeemable by us, and if we redeem less than all of the debt securities of a series, it is DTC's practice to determine by lot the amount of interest of each participant in such series of debt securities to be redeemed.

   We understand that under existing industry practices, if we request holders of debt securities to take action, or if an owner of a beneficial interest in a debt security desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of debt securities among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

   We will issue debt securities of any series then represented by Global Securities in definitive form in exchange for those Global Securities if:

    . an Event of Default (as defined below) has occurred and is continuing and all principal and accrued interest in respect of the applicable series of the debt securities shall have become immediately due and payable;

    . DTC is at any time unwilling, unable or ineligible to continue as depositary for any Global Security and a successor depositary is not appointed by us within 60 days; or

    . we determine not to require all of the debt securities of a series to be represented by a Global Security.

   In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual certificated debt securities in definitive form equal in principal amount to such beneficial interest in such Global Security and to have all such certificated debt securities registered in its name. Individual certificated debt securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Certain Restrictions

   The restrictions summarized in this section will apply to debt securities unless the applicable prospectus supplement indicates otherwise. Certain terms used in the following description of these restrictions are defined under the caption "Certain Definitions" at the end of this section. The following description is not complete. The full text of these restrictions is included in the indenture.

Restrictions on Secured Debt

   The debt securities will not be secured. If we or one of our Domestic Subsidiaries incur debt secured by an interest in any Principal Domestic Property or any shares of capital stock or debt of a Domestic Subsidiary and the total principal amount of our secured debt (with certain exceptions, including those listed in the next paragraph), together with our Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Properties, would exceed 10% of Consolidated Stockholders' Equity, we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our other secured debt.

   The indenture permits us and our Domestic Subsidiaries to create certain liens without securing the debt securities. (Section 3.6) Among the permitted liens are:

    . purchase money mortgages, including conditional sales and other title retention agreements;

    . liens securing certain construction and improvement loans;

    . existing liens on newly acquired property, including property acquired through merger or consolidation;

    . liens in connection with U.S. government contracts;

    . liens securing indebtedness of a Domestic Subsidiary outstanding at the time it became a Domestic Subsidiary;

    . liens securing indebtedness of a Domestic Subsidiary to us or to another
      Domestic Subsidiary; and

    . refinancings of certain permitted liens.

Limitations on Sale and Leaseback Transactions

   Neither we nor our Domestic Subsidiaries may sell or transfer any Principal Domestic Property with the intention of entering into a lease of such facility for a term of more than five years, unless:

    . such property has not been in full operation for more than 120 days prior to such sale or transfer;

    . the Attributable Debt in respect of all such sale and leaseback transactions involving Principal Domestic Properties, together with our secured debt, does not exceed 10% of Consolidated Stockholders' Equity;

    . within 120 days of such sale or transfer, we apply the net proceeds of the sale to the

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

      retirement of our funded debt (defined as indebtedness having a maturity of, or extendable or renewable for, a period of more than 12 months from the date of determination) in an amount not less than the greater of such net proceeds or the fair value of the Principal Domestic Property so leased; or

    . the sale and leaseback transaction is between us and a Domestic
      Subsidiary or between any of our Domestic Subsidiaries. (Section 3.7)

Consolidation, Merger or Sale of Assets

   We may not consolidate or merge with or into any other corporation, or sell or transfer all or substantially all of our property and assets to any other corporation unless the surviving or successor corporation assumes our obligations under the indenture and is not in default under the indenture immediately after the consummation of the transaction. (Section 9.1)

   If we sell or transfer substantially all of our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities. (Section 9.2)

Certain Definitions

   The following terms (except Principal Domestic Property) are defined in
Section 1.1 of the indenture.

   "Attributable Debt" means, at the time of the determination, the present value (discounted at the "applicable rate" of interest compounded annually) of the lessee's obligation for rental payments during the remaining term of the lease (including any period the lease has been, or may, at the option of the lessor, be extended). The term "applicable rate" means the yield to maturity of the U. S. Treasury constant maturity which most closely approximates the weighted average of the remaining terms of all leases, plus 1.5%.

   "Consolidated Stockholders' Equity" means the common and preferred stockholders' equity and minority interests of Sara Lee Corporation and its consolidated Subsidiaries, as shown on our consolidated balance sheet in our latest quarterly or annual report to stockholders.

   "Domestic Subsidiary" means a Subsidiary of Sara Lee Corporation, other than a Subsidiary which neither transacts a substantial portion of its business nor regularly maintains a substantial portion of its fixed assets within the United States or a Subsidiary which engages primarily in financing our consolidated operations.

   "Principal Domestic Property" means any facility (together with the land on which it is erected and the fixtures comprising a part thereof) used primarily for manufacturing, processing or distribution located within the United States, owned or leased by Sara Lee Corporation or any Subsidiary and having a gross book value (without deduction of depreciation reserves) which exceeds $50,000,000, other than any such facility or portion of such facility that, in the opinion of our board of directors, is not of material importance to the business conducted by Sara Lee Corporation and its Subsidiaries, as an entirety.

   "Subsidiary" means any corporation of which Sara Lee Corporation or one or more Subsidiaries (individually or collectively) directly or indirectly own a majority of the outstanding voting stock of said corporation.

Events of Default

   "Event of Default" means, with respect to any series of debt securities, any of the following:

     . failure to pay interest or any additional amounts that continues for a period of 30 days after payment is due;

     . failure to make any principal payment when due (except when such failure results from mistake, oversight or transfer difficulties and does not continue for more than three business days);

     . failure to make any sinking fund payment when due (except when such failure results from mistake, oversight or transfer difficulties and does not continue for more than three business days);

     . failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after notice to us of such failure from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding debt securities affected by such failure); and

    . certain events of bankruptcy, insolvency or reorganization of Sara Lee
      Corporation. (Section 5.1)

   In general, the trustee is required to give notice of a default with respect to a series of debt securities to the holders of that series within 90 days after the occurrence of a default. The trustee may withhold notice of any default (except a default in payment of principal of or interest on any debt security) if the trustee in good faith determines it is in the interest of the holders of that series to do so. (Section 5.11)

   An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for other series of debt securities.

   If there is a continuing Event of Default, then the trustee or the holders of at least 25% in principal amount of each outstanding series of debt securities affected by the Event of Default (voting as separate classes) may require us to repay the principal and accrued interest on the affected series immediately. Subject to certain conditions, the requirement to pay with respect to a series of debt securities may be annulled, and past defaults may be waived (except a continuing default in payment of principal of, or premium, interest or additional amounts, if any, on debt securities), by the holders of a majority in principal amount of that series. If an Event of Default applies to all outstanding debt securities, then the holders of the debt securities will be treated as a single class without regard to whether there are several outstanding series. (Section 5.1 and Section 5.10)

   Prior to an Event of Default, the trustee is required to perform only the specific duties stated in the indenture, and after an Event of Default which has not been cured or waived, the trustee must exercise the same degree of care as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs. (Section 6.1)

   The trustee may refuse to enforce the indenture or the debt securities unless it first receives satisfactory security or indemnity. Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. (Section 5.9)

Satisfaction and Discharge of Indenture

   We will be discharged from certain of our obligations relating to the outstanding debt securities of a series if we deposit with the trustee money or the equivalent in securities of the government which issued the currency in which the debt securities are denominated sufficient for payment of all principal of and interest and additional amounts, if any, on those debt securities when due. (Section 10.1) In that event, holders of those debt securities will only be able to look to the trust fund for payment of the principal of and interest and additional amounts, if any, on their debt securities until maturity.

Modification of Indenture

   Under the indenture, subject to certain exceptions, we may change our rights and obligations and the rights of the holders of a series of debt securities with the consent of the holders of at least 50% in aggregate principal amount of the outstanding debt securities of that series. However, we may not, among other things, change the terms of payment of principal or interest, reduce any amount payable upon redemption, reduce the amount of the principal of a discount security to be paid upon an acceleration of maturity upon an Event of Default or reduce the percentage required for changes to the indenture without the consent of the holder of each debt security affected by such change. (Section 8.2)

   In certain circumstances, we may amend the indenture without the consent of the holders of outstanding debt securities to evidence a merger of Sara Lee Corporation, the replacement of the trustee or for other specified purposes. (Section 8.1)

Reports to Trustee

   We are required to provide the trustee with an officers' certificate each fiscal year stating whether, to the knowledge of the certifying officers in the course of performance of their duties as officers, we are in compliance with the requirements of the indenture and no default exists, and if a default has occurred, identifying the nature of the default of which the officers are aware. (Section 3.5)

Regarding the Trustee

   We maintain ordinary banking relationships and credit facilities with a number of banks, including the trustee, The Bank of New York.

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

                         DESCRIPTION OF DEBT WARRANTS

   We may issue, separately or together with other securities, debt warrants to purchase debt securities. We will issue the debt warrants under debt warrant agreements to be entered into between us and a bank or trust company, as debt warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the form of debt warrant agreement below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the debt warrant agreement or the certificates representing the debt warrants. If you would like more information on the provisions of a debt warrant agreement, you should review the form of debt warrant agreement, including the debt warrant certificate, which we have incorporated by reference as an exhibit to the registration statement for the securities of which this prospectus is a part.

General

   A supplement to this prospectus will describe specific terms relating to the debt warrants being offered. These terms will include some or all of the following:

     . the offering price of the debt warrants, if any;

     . the title, total principal amount and authorized denominations of the series of debt securities purchasable upon exercise of the debt warrants;

     . the manner in which debt warrants may be exercised;

     . the amount of debt warrants then outstanding;

     . the title and terms of any related debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

     . the date, if any, on or after which the debt warrants may be transferred separately from the related debt security;

     . the principal amount of debt securities purchasable upon exercise of each debt warrant and the exercise price;

     . the date on which the right to exercise the debt warrants commences and the expiration date;

     . whether we will issue the debt warrant certificates in registered or bearer form; and

     . any other terms of the debt warrants.

   Debt warrants may be exercisable for debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate. Special U.S. federal income tax considerations applicable to any of these discounted debt securities will be described in a prospectus supplement.

   Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal of, and premium and interest, if any, on those debt securities.

Exercise of Debt Warrants

   Each debt warrant will entitle its holder to purchase for cash the principal amount of debt securities at the exercise price set forth in the applicable prospectus supplement. Commencing on the date the debt warrants become exercisable, holders may exercise their debt warrants at any time up to the close of business on the expiration date, after which time any unexercised debt warrants will become void.

   Upon receipt of the exercise price and the debt warrant certificate properly completed and executed, we will forward to the holder, as soon as practicable, the debt securities purchased upon such exercise. If less than all the debt warrants represented by a certificate are exercised, we will issue a new debt warrant certificate for the remaining amount of debt warrants.

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                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

   We may issue, separately or together with or upon the conversion of or exchange for other securities, shares of our common stock and preferred stock. We have summarized certain rights of holders of our capital stock below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in:

     . Maryland General Corporation Law;

     . our Charter;

     . our Bylaws;

     . the Rights Agreement between us and First Chicago Trust Company of New
       York, as rights agent, pursuant to which we may issue shares of our Series A Junior Participating Preferred Stock upon the occurrence of certain events; and

     . in the case of preferred stock, our Articles Supplementary relating to such series of prefered stock.

   If you would like more information on our common stock and preferred stock, you should review the documents described above, each of which we have filed or incorporated by reference as an exhibit to the registration statement for the securities of which this prospectus is a part.

   Our authorized capital stock consists of:

     . 1,200,000,000 shares of common stock, of which as of December 29, 2001
       785,392,051 shares were outstanding; and

     . 13,500,000 shares of preferred stock, of which as of December 29, 2001
       6,000,000 shares were designated as Series A Junior Participating Preferred Stock, of which no shares were outstanding, 1,500,000 shares were designated as Convertible Adjustable Preferred Stock, of which no shares were outstanding, and 3,171,773 shares were designated as Series A ESOP Convertible Preferred Stock, all of which were outstanding.

Common Stock

General

   Holders of our common stock are entitled to receive dividends on their shares when, as and if authorized by our board of directors out of assets legally available for distribution, subject to any preferential dividend rights of any outstanding preferred stock. In the event we liquidate, dissolve or wind up our affairs, holders of common stock are also entitled to receive ratably all of our net assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

   Each share of common stock entitles its holder to one vote in the election of directors and on any other matter submitted to a vote of stockholders. Voting rights are not cumulative, with the result that holders of shares of capital stock representing more than 50% of the voting rights are entitled to elect all of our directors. Holders of common stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

   All of our outstanding shares of common stock have been fully paid and are nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock which we may designate and issue in the future.

Preferred Stock Purchase Rights

   Each outstanding share of common stock has attached to it one-half of a right entitling its holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock (subject to antidilution provisions) at a purchase price of $215 for each one one-hundredth of a share of preferred stock pursuant to the exercise of a right upon the occurrence of certain triggering events. Until one of those triggering events occurs, or the rights are earlier redeemed or expired, the rights will not be evidenced by separate certificates and may be transferred only with the common stock to which they are attached.

   With one exception, the rights will become exercisable ten days after any person or group publicly announces it beneficially owns 15% or more of the outstanding shares of common stock, or ten business days after a person or group announces an offer to acquire 15% or more of the outstanding shares of common stock, whichever occurs first. In such event, we will distribute separate rights certificates evidencing the rights to all holders of our common stock issued prior to the triggering event. Each right will then entitle its holder (except the acquiring party) to purchase the number of shares of common stock having a market value of two times the exercise price of the right.

   In the event that, following a triggering event, we merge into or consolidate with, or transfer 50% or more of our consolidated assets or earning power to, another entity (other than us or our subsidiaries), each right will then entitle its holder to purchase the number of shares of common stock of the acquiring entity having a market value of two times the exercise price of the right.

   We may redeem the rights, as a whole, at a price of $.01 per right (subject to adjustment), at any time until the earlier of 15 days following the date of the public announcement that the acquiring party acquired 15% or more of the common stock and the expiration date of the rights, which is May 31, 2008.

   For so long as the rights continue to be associated with the common stock, each new share of common stock we issue will include one-half of a right.

Preferred Stock

General

   Our charter authorizes our board of directors to classify and issue from time to time any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock. The applicable prospectus supplement will describe the terms of a particular series of preferred stock as set forth in the Articles Supplementary to our charter establishing such series. These terms will include some or all of the following:

    . title and stated value of the series;

    . whether and in what circumstances the holder is entitled to receive dividends and other distributions;

    . whether (and if so, when and on what terms) the series can be redeemed by us or the holder or converted by the holder;

    . whether the preferred stock will rank senior or junior to or on a parity with any other class or series of preferred stock; and

    . voting and other rights, if any.

   Holders of preferred stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Liquidation Preference

   Unless otherwise described in the applicable prospectus supplement, in the event we liquidate, dissolve or wind up our affairs, the holders of any series of preferred stock will have preference over the holders of common stock and any other capital stock ranking junior to such series for payment out of our assets in the amount specified in the applicable Articles Supplementary. A sale of all or substantially all of our assets or a consolidation or merger with one or more corporations will not be deemed a liquidation, dissolution or winding up for this purpose.

Ranking

   Unless otherwise described in the applicable prospectus supplement, any series of preferred stock we issue using this prospectus will rank senior to the Series A Junior Participating Preferred Stock.

Series A ESOP Convertible Preferred Stock

   As of December 29, 2001, all 3,171,773 shares of our Series A ESOP Convertible Preferred Stock ("ESOP Preferred Stock") were outstanding. The shares are issued pursuant to our Employee Stock Ownership Plan. Northern Trust Company is the trustee to the Employee Stock Ownership Plan and the holder of all shares of the ESOP Preferred Stock, holding the shares for the beneficial owners.

   The holder of the shares of ESOP Preferred Stock is entitled to receive, when, as and if authorized by our board of directors, cash dividends in an amount equal to $5.438 per share per annum (subject to adjustment in certain circumstances), payable semi-annually in arrears. Dividends accrue on a cumulative basis. The ESOP Preferred Stock is senior to our common stock in respect of dividend rights with the result that we cannot declare, pay or set aside for payment any dividends on our common stock unless we have paid or declared and set aside for payment full cumulative dividends on the shares of ESOP Preferred Stock.

   Each share of ESOP Preferred Stock is entitled to vote on all matters submitted to a vote of our stockholders, voting together with the holders of our common stock as one class. Each share of ESOP Preferred Stock is entitled to the greater of:

    . 1.283 votes, or

    . the number of votes equal to the number of shares of common stock into which that share is convertible at that time;

subject to antidilution adjustments in certain circumstances. As of December 29, 2001, each share of ESOP Preferred Stock was entitled to 10.264 votes. Except as otherwise required by law and with one other exception, the shares of ESOP Preferred Stock have no special voting rights.

   In the event we liquidate, dissolve or wind up our affairs, the holder of the ESOP Preferred Stock is entitled to receive, after satisfaction of the claims of our creditors and subject to the rights of holders of any class or series of stock ranking senior to or on a parity with the ESOP Preferred Stock, a distribution of $72.50 per share, plus an amount equal to all accrued and unpaid dividends. The sale, lease, exchange or other transfer of all or any portion of our assets or a consolidation or merger with one or more corporations will not be deemed a liquidation, dissolution or winding up for this purpose.

   We may redeem, in whole or in part, shares of ESOP Preferred Stock at any time in cash, shares of our common stock or both at a price of $72.50 per share, plus an amount equal to all accrued and unpaid dividends. The holder may also require us to redeem the ESOP Preferred Stock in certain circumstances, including if necessary to provide for distributions required under the plan.

   Each share of ESOP Preferred Stock is convertible, at the option of the holder at any time prior to the redemption of the shares, into shares of our common stock. At December 29, 2001, the conversion price was $9.0625 and each share of ESOP Preferred Stock was convertible into eight shares of common stock. The conversion price is subject to antidilution adjustments in certain circumstances.

   The ESOP Preferred Stock ranks senior to the Series A Junior Participating Preferred Stock and our common stock. Unless otherwise described in the applicable prospectus supplement, any series of preferred stock we issue using this prospectus will rank senior to the ESOP Preferred Stock.

                     DESCRIPTION OF COMMON STOCK WARRANTS

   We may issue, separately or together with other securities, common stock warrants to purchase shares of our common stock. We will issue the common stock warrants under stock warrant agreements to be entered into between us and a bank or trust company, as stock warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the form of stock warrant agreement below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the stock warrant agreement or the certificates representing the common stock warrants. If you would like more information on the provisions of a stock warrant agreement, you should review the form of stock warrant agreement, including the stock warrant certificate, which we have incorporated by reference as an exhibit to the registration statement for the securities of which this prospectus is a part.

General

   A supplement to this prospectus will describe specific terms relating to the common stock warrants being offered. These terms will include some or all of the following:

    . the offering price of the common stock warrants, if any;

    . the manner in which common stock warrants may be exercised;

    . the amount of common stock warrants then outstanding;

    . the number of shares of common stock purchasable upon exercise of each common stock warrant and the exercise price;

    . the date on which the right to exercise the common stock warrants commences and the expiration date;

    . whether (and if so, when and on what terms) we can call the common stock warrants for redemption; and

    . any other terms of the common stock warrants.

   The shares of common stock issuable upon exercise of a common stock warrant, when issued in accordance with a stock warrant agreement, will be validly issued, fully paid and nonassessable.

   Prior to the exercise of their common stock warrants, holders will not have any of the rights of holders of the common stock purchasable upon such exercise and will not be entitled to dividend payments on those shares of common stock.

Exercise of Stock Warrants

   Each common stock warrant will entitle its holder to purchase for cash the number of shares of common stock at the exercise price set forth in the applicable prospectus supplement. Commencing on the date the common stock warrants become exercisable, holders may exercise their common stock warrants at any time up to the close of business on the expiration date, after which time any unexercised common stock warrants will become void.

   Upon receipt of the exercise price and the stock warrant certificate properly completed and executed, we will forward to the holder, as soon as practicable, a certificate representing the number of shares of common stock purchased upon such exercise. If less than all the common stock warrants represented by a certificate are exercised, we will issue a new stock warrant certificate for the remaining amount of common stock warrants.

Antidilution Provisions

   Unless otherwise described in a prospectus supplement, the exercise price payable and number of shares of common stock purchasable upon exercise of a common stock warrant will be adjusted to prevent the holder's beneficial interest in the common stock from being diluted in the event we:

    . issue a stock dividend to all holders of common stock or combine, subdivide or reclassify our common stock;

    . issue rights, warrants or options to all holders of common stock entitling them to purchase shares of our common stock at a price per share less than the current market price per share of common stock; or

    . distribute to all holders of common stock any of our assets or evidences of our indebtedness which are not payable out of our capital surplus.

                       DESCRIPTION OF CURRENCY WARRANTS

   We may issue, separately or together with debt securities or debt warrants, currency warrants entitling the holder to receive from us the cash value in U.S. dollars of the right to purchase (currency call warrants) or sell (currency put warrants) a specified amount of a designated foreign currency. We will issue the currency warrants under currency warrant agreements to be entered into between us and a bank or trust company, as currency warrant agent, as set forth in the applicable prospectus supplement. We have summarized selected provisions of the form of currency warrant agreement below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the currency warrant agreement or the certificates representing the currency warrants. If you would like more information on the provisions of a currency warrant agreement, you should review the form of currency warrant agreement, including the global warrant certificates, which we have incorporated by reference as an exhibit to the registration statement for the securities of which this prospectus is a part.

General

   A supplement to this prospectus will describe specific terms relating to the currency warrants being offered. These terms will include some or all of the following:

    . whether the currency warrants will be currency put warrants or currency call warrants, or both;

    . the formula for determining the cash value in U.S. dollars, if any, of each currency warrant;

    . the manner in which currency warrants may be exercised and the circumstances, if any, in which such exercise will be deemed automatic;

    . the amount of currency warrants then outstanding;

    . the minimum number, if any, of currency warrants which must be exercised at any one time;

    . the date on which the right to exercise the currency warrants commences and the expiration date; and

    . any other terms of the currency warrants.

The spot exchange rate of the designated foreign currency, upon exercise, as compared to the U.S. dollar, will determine whether the currency warrants have a cash value (cash settlement value) on any given day prior to their expiration.

Form of Currency Warrants

   Unless otherwise described in a prospectus supplement, all currency warrants will be issued in the form of one or more fully registered global certificates that will be deposited with DTC or its nominee. This means that we will not issue certificates to each holder. Each global certificate will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased currency warrants. The participant will then keep a record of its clients who purchased the currency warrants. Accordingly, transfers of ownership of any currency warrant may only be effected through a selling holder's broker. For more information on the procedures of DTC, see "Description of Debt Securities--Form and Exchange of Debt Securities" above.

Exercise of Currency Warrants

   Each currency warrant will entitle its holder to receive the cash settlement value on the applicable exercise date. Holders may exercise their currency warrants at any time up to 3:00 p.m., New York City time, on the fifth business day preceding the expiration date, after which time all currency warrants will be deemed automatically exercised on the expiration date.

                             PLAN OF DISTRIBUTION


   We may sell securities to underwriters or dealers, through agents or directly to purchasers (or a combination of these methods). Under certain circumstances, we may also repurchase securities (directly or through dealers) and reoffer them to the public in the same manner.

   With respect to any offered securities, the terms of any offering, including the name or names of any underwriters, dealers or agents, the purchase price of those securities and the proceeds to us from the sale, any underwriting discounts, selling commissions and other items constituting underwriters', dealers' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents, any auction or bidding process and any securities exchanges on which the offered securities may be listed, will be set forth in, or may be calculated from the information set forth in, the related prospectus supplement. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

   If underwriters are used in the sale of any offered securities, the securities will be acquired by the underwriters for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any of those securities are purchased.

   We may designate from time to time dealers, acting as our agents, to offer and sell securities upon certain terms and conditions. Unless otherwise indicated in the prospectus supplement, any agent we designate will act on a best efforts basis for the period of its appointment.

   We may also sell securities directly to the public, without the use of underwriters, dealers or agents.

   If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Those contracts will be subject to conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commissions payable for solicitation of those contracts.

   Underwriters, dealers and agents that participate in the distribution of the securities may be, or may be deemed to be, underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation from us will be described in a supplement to this prospectus.

   We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

   Underwriters, dealers and agents and/or their respective affiliates may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

   The validity of the offered securities will be passed upon for us by R. Henry Kleeman, Esq., our Vice President, Deputy General Counsel and Assistant Secretary, by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, and by Sidley Austin Brown & Wood, LLP and/or Sidley Austin Brown & Wood, Chicago, Illinois, which are affiliated partnerships. Mr. Kleeman owns shares of our common stock, both directly and as a participant in various stock and employee benefit plans.
                                    EXPERTS

   Our consolidated financial statements and schedules included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and the Current Report on Form 8-K dated September 4, 2001 and incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   The audited historical financial statements of The Earthgrains Company incorporated in this prospectus by reference to our Current Report on Form 8-K/A dated August 8, 2001, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The expenses in connection with the issuance and distribution of the securities, other than underwriting discounts and agency fees or commissions, are set forth in the following table. All amounts except the Securities and Exchange Commission registration fee are estimated.

          Securities and Exchange Commission registration fee $184,000
          Printing and engraving expenses....................   60,000
          Accountants' fees and expenses.....................   60,000
          Legal fees and expenses............................  100,000
          Fees and expenses of trustee.......................   20,000
          Rating agency fees.................................  200,000
          Blue Sky fees and expenses.........................   10,000
          Miscellaneous......................................   10,000
                                                              --------
             Total........................................... $644,000
                                                              ========

Item 15. Indemnification of Directors and Officers.

   Section 2-405.2 of the Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment or other adjudication as material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

   Section 2-418(d) of the Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer of the corporation who has been successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was made a party by reason of the director's or officer's service in that capacity. Section 2-418(b) permits a corporation to indemnify its present or former directors against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with any proceeding to which the director is made a party by reason of the director's service as a director unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director actually received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. If, however, the proceeding was one by or in the right of the corporation and the director was adjudged liable to the corporation, the corporation may not indemnify the director. Maryland law also permits a Maryland corporation to pay a director's expenses in advance of the final disposition of an action to which the director is a party upon receipt by the corporation of (1) a written affirmation by the director of the director's good faith belief that the director has met the standard of conduct necessary for indemnification and (2) a written undertaking by or on behalf of the director to repay the amount advanced if it is ultimately determined the director did not meet the necessary standard of conduct. Section 2-418 defines a director as any person who is or was a director of a corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan. Section 2-418(j)(2) also permits a Maryland corporation to indemnify and advance expenses to its officers, employees and agents to the extent it may indemnify and advance expenses to its directors.

   Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any of our present or former directors or officers or those of our subsidiaries who, (1) is made a party to a proceeding by reason of such person's service in that capacity or (2) while a director or officer and at our request, serves or served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee from and against any claim or liability to which that person may become subject or which that person may incur by reason of such person's services in such capacity and to pay or reimburse that person's reasonable expenses in advance of final disposition of a proceeding. This indemnity could apply to liabilities under the Securities Act of 1933 in certain circumstances. Our bylaws also permit us to, with the approval of our board of directors, indemnify and advance expenses to (1) a person who served a predecessor of our corporation in any of the capacities described above or (2) any of our employees or agents or any employee or agent of a predecessor.

   We also maintain indemnity insurance as is permitted by Section 2-418 pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related losses under the Securities Act of 1933 or the Securities Exchange Act of 1934.

   The forms of Underwriting Agreement and Distribution Agreement filed herewith as exhibits to this registration statement will provide for indemnification of our directors and officers against certain liabilities, including liabilities under the Securities Act of 1933, in certain circumstances.

Item 16. Exhibits.

   Exhibits marked with an asterisk (*) are filed herewith.

Exhibit
  No.                          Description                         Incorporated By Reference To
  ---                          -----------                         ----------------------------
 1.1*   Form of Underwriting Agreement.

 1.2*   Form of Distribution Agreement.

 2.1    Agreement and Plan of Merger, dated as of June 29, 2001             Exhibit 2.1 to the Registrant's Current
        by and among the Registrant, SLC Acquisition Corp. and              Report on Form 8-K dated August 21,
        The Earthgrains Company.                                            2001.

 4.1    Articles of Restatement of Charter, dated April 9, 1990.            Exhibit 4.1 to the Registrant's
                                                                            Registration Statement on Form S-8,
                                                                            Registration No. 33-35760, filed with
                                                                            the SEC on July 6, 1990.

 4.2    Articles Supplementary to the Charter, dated May 18, 1990.          Exhibit 4.2 to the Registrant's
                                                                            Registration Statement on Form S-8,
                                                                            Registration No. 33-37575, filed with
                                                                            the SEC on November 1, 1990.

 4.3    Articles of Amendment to the Charter, dated October 30,             Exhibit 3(a) to the Registrant's Annual
        1992.                                                               Report on Form 10-K for the fiscal
                                                                            year ended July 2, 1994.

 4.4    Articles of Amendment to the Charter, dated November 19,            Exhibit 3(a)(2) to the Registrant's
        1998.                                                               Annual Report on Form 10-K for the
                                                                            fiscal year ended July 3, 1999.

 4.5    Articles Supplementary to the Charter, dated January 7,             Exhibit 3(a)(3) to the Registrant's
        1999.                                                               Annual Report on Form 10-K for the
                                                                            fiscal year ended July 3, 1999.

 4.6    Articles Supplementary to the Charter, dated April 28,              Exhibit 4.1 to the Registrant's
        2000.                                                               Quarterly Report on Form 10-Q for the
                                                                            fiscal quarter ended December 29,
                                                                            2001.

Exhibit
  No.                           Description                         Incorporated By Reference To
  ---                           -----------                         ----------------------------

 4.7    Amended Bylaws, dated April 27, 2000.                                Exhibit 3(b) to the Registrant's Annual
                                                                             Report on Form 10-K for the fiscal
                                                                             year ended July 1, 2000.

 4.8    Rights Agreement, dated as of March 26, 1998, between the            Exhibit 4.1 to the Registrant's Report
        Registrant and First Chicago Trust Company of New York,              on Form 8-K dated May 15, 1998,
        as rights agent.                                                     filed with the SEC on May 19, 1998.

 4.9.1  Indenture, dated as of October 2, 1990, between the                  Exhibit 4.1 to Amendment No. 1 to the
        Registrant and The Bank of New York, as successor to                 Registrant's Registration Statement on
        Continental Bank, N.A., as trustee.                                  Form S-3/A, Registration No. 33-
                                                                             33603, filed with the SEC on October
                                                                             5, 1990.

 4.9.2  Form of Note (Fixed Rate).                                           Exhibit 4.8.2 to the Registrant's
                                                                             Registration Statement on Form S-3,
                                                                             Registration No. 333-96173, filed with
                                                                             the SEC on February 4, 2000.

 4.9.3  Form of Note (Floating Rate).                                        Exhibit 4.2 to the Registrant's Current
                                                                             Report on Form 8-K dated April 13,
                                                                             1993.

 4.10   Form of Debt Warrant Agreement.                                      Exhibit 4.9 to the Registrant's
                                                                             Registration Statement on Form S-3,
                                                                             Registration No. 333-96173, filed with
                                                                             the SEC on February 4, 2000.

 4.11   Form of Stock Warrant Agreement.                                     Exhibit 4.10 to the Registrant's
                                                                             Registration Statement on Form S-3,
                                                                             Registration No. 333-96173, filed with
                                                                             the SEC on February 4, 2000.

 4.12   Form of Currency Warrant Agreement.                                  Exhibit 4.11 to the Registrant's
                                                                             Registration Statement on Form S-3,
                                                                             Registration No. 333-96173, filed with
                                                                             the SEC on February 4, 2000.

 5.1*   Opinion of Sidley Austin Brown & Wood.

 5.2*   Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

 12.1* Computation of ratios of earnings to fixed charges for each of the last five fiscal years.

 12.2   Computation of ratios of earnings to fixed charges for the           Exhibit 12.1 to the Registrant's
        twenty-six weeks ended December 29, 2001.                            Quarterly Report on Form 10-Q for the
                                                                             fiscal quarter ended December 29,
                                                                             2001.

 12.3* Computation of ratios of earnings to fixed charges and preferred stock dividend requirements for each of the last five fiscal years.

Exhibit
  No.                         Description                            Incorporated By Reference To
  ---                         -----------                            ----------------------------

 12.4   Computation of ratios of earnings to fixed charges and   Exhibit 12.2 to the Registrant's
        preferred stock dividend requirements for the twenty-six Quarterly Report on Form 10-Q for the
        weeks ended December 29, 2001.                           fiscal quarter ended December 29,
                                                                 2001.

 23.1*  Consent of Sidley Austin Brown & Wood (included in
        Exhibit 5.1).

 23.2*  Consent of Ballard Spahr Andrews & Ingersoll, LLP
        (included in Exhibit 5.2).

 23.3*  Consent of Arthur Andersen LLP.

 23.4*. Consent of PricewaterhouseCoopers LLP.

 24.1*. Powers of Attorney.

 25.1*. Form T-1--Statement of Eligibility of Trustee.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Sara Lee Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on this 5th day of March, 2002.

                                          SARA LEE CORPORATION

                                                /S/  RODERICK A. PALMORE
                                          By: _______________________________
                                                    Roderick A. Palmore
                                               Senior Vice President, General
                                                   Counsel and Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 5, 2002.

          Signature                     Capacity
          ---------                     --------
   /S/  C. STEVEN MCMILLAN    Chairman of the Board,
-----------------------------   President, Chief Executive
     C. Steven McMillan         Officer and Director
                                (Principal Executive
                                Officer)

    /S/  CARY D. MCMILLAN     Executive Vice President and
-----------------------------   Director
      Cary D. McMillan

    /S/  FRANK L. MEYSMAN     Executive Vice President and
-----------------------------   Director
      Frank L. Meysman

      /S/  L.M. DE KOOL       Senior Vice President and
-----------------------------   Chief Financial Officer
        L.M. de Kool            (Principal Financial
                                Officer)

   /S/  WAYNE R. SZYPULSKI    Senior Vice President and
-----------------------------   Controller (Principal
     Wayne R. Szypulski         Accounting Officer)

              *               Director
-----------------------------
       Paul A. Allaire

              *               Director
-----------------------------
        John H. Bryan

              *               Director
-----------------------------
      Charles W. Coker

              *               Director
-----------------------------
       James S. Crown

              *               Director
-----------------------------
       Willie D. Davis

              *               Director
-----------------------------
    Vernon E. Jordan, Jr.

              *               Director
-----------------------------
      James L. Ketelsen

----------------------------- Director
      Hans B. van Liemt

              *               Director
-----------------------------
       Joan D. Manley

              *               Director
-----------------------------
     Rozanne L. Ridgway

              *               Director
-----------------------------
      Richard L. Thomas

              *               Director
-----------------------------
       John D. Zeglis
--------
* By Roderick A. Palmore as Attorney-in-Fact pursuant to Powers of Attorney executed by the directors listed above, which Powers of Attorney have been filed with the Securities and Exchange Commission.

                                                /S/  RODERICK A. PALMORE
                                          By: _______________________________
                                                    Roderick A. Palmore
                                                    As Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
  No.                          Description                         Incorporated By Reference To
  ---                          -----------                         ----------------------------
 1.1*   Form of Underwriting Agreement.

 1.2*   Form of Distribution Agreement.

 2.1    Agreement and Plan of Merger, dated as of June 29, 2001             Exhibit 2.1 to the Registrant's Current
        by and among the Registrant, SLC Acquisition Corp. and              Report on Form 8-K dated August 21,
        The Earthgrains Company.                                            2001.

 4.1    Articles of Restatement of Charter, dated April 9, 1990.            Exhibit 4.1 to the Registrant's
                                                                            Registration Statement on Form S-8,
                                                                            Registration No. 33-35760, filed with
                                                                            the SEC on July 6, 1990.

 4.2    Articles Supplementary to the Charter, dated May 18, 1990.          Exhibit 4.2 to the Registrant's
                                                                            Registration Statement on Form S-8,
                                                                            Registration No. 33-37575, filed with
                                                                            the SEC on November 1, 1990.

 4.3    Articles of Amendment to the Charter, dated October 30,             Exhibit 3(a) to the Registrant's Annual
        1992.                                                               Report on Form 10-K for the fiscal
                                                                            year ended July 2, 1994.

 4.4    Articles of Amendment to the Charter, dated November 19,            Exhibit 3(a)(2) to the Registrant's
        1998.                                                               Annual Report on Form 10-K for the
                                                                            fiscal year ended July 3, 1999.

 4.5    Articles Supplementary to the Charter, dated January 7,             Exhibit 3(a)(3) to the Registrant's
        1999.                                                               Annual Report on Form 10-K for the
                                                                            fiscal year ended July 3, 1999.

 4.6    Articles Supplementary to the Charter, dated April 28,              Exhibit 4.1 to the Registrant's
        2000.                                                               Quarterly Report on Form 10-Q for the
                                                                            fiscal Quarter ended December 29,
                                                                            2001.

 4.7    Amended Bylaws, dated April 27, 2000.                               Exhibit 3(b) to the Registrant's Annual
                                                                            Report on Form 10-K for the fiscal
                                                                            year ended July 1, 2000.

 4.8    Rights Agreement, dated as of March 26, 1998, between the           Exhibit 4.1 to the Registrant's Report
        Registrant and First Chicago Trust Company of New York,             on Form 8-K dated May 15, 1998,
        as rights agent.                                                    filed with the SEC on May 19, 1998.

 4.9.1  Indenture, dated as of October 2, 1990, between the                 Exhibit 4.1 to Amendment No. 1 to the
        Registrant and The Bank of New York, as successor to                Registrant's Registration Statement on
        Continental Bank, N.A., as trustee.                                 Form S-3/A, Registration No. 33-
                                                                            33603, filed with the SEC on October
                                                                            5, 1990.

 4.9.2  Form of Note (Fixed Rate).                                          Exhibit 4.8.2 to the Registrant's
                                                                            Registration Statement on Form S-3,
                                                                            Registration No. 333-96173, filed with
                                                                            the SEC on February 4, 2000.

 4.9.3  Form of Note (Floating Rate).                                       Exhibit 4.2 to the Registrant's Current
                                                                            Report on Form 8-K dated April 13,
                                                                            1993.

Exhibit
  No.                           Description                              Incorporated By Reference To
  ---                           -----------                              ----------------------------

 4.10   Form of Debt Warrant Agreement.                             Exhibit 4.9 to the Registrant's
                                                                    Registration Statement on Form S-3,
                                                                    Registration No. 333-96173, filed with
                                                                    the SEC on February 4, 2000.

 4.11   Form of Stock Warrant Agreement.                            Exhibit 4.10 to the Registrant's
                                                                    Registration Statement on Form S-3,
                                                                    Registration No. 333-96173, filed with
                                                                    the SEC on February 4, 2000.

 4.12   Form of Currency Warrant Agreement.                         Exhibit 4.11 to the Registrant's
                                                                    Registration Statement on Form S-3,
                                                                    Registration No. 333-96173, filed with
                                                                    the SEC on February 4, 2000.

 5.1*   Opinion of Sidley Austin Brown & Wood.

 5.2*   Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

 12.1* Computation of ratios of earnings to fixed charges for each of the last five fiscal years.

 12.2   Computation of ratios of earnings to fixed charges for the  Exhibit 12.1 to the Registrant's
        twenty-six weeks ended December 29, 2001.                   Quarterly Report on Form 10-Q for the
                                                                    fiscal quarter ended December 29,
                                                                    2001.

 12.3* Computation of ratios of earnings to fixed charges and preferred stock dividend requirements for each of the last five fiscal years.

 12.4   Computation of ratios of earnings to fixed charges and      Exhibit 12.2 to the Registrant's
        preferred stock dividend requirements for the twenty-six    Quarterly Report on Form 10-Q for the
        weeks ended December 29, 2001.                              fiscal quarter ended December 29,
                                                                    2001.

 23.1*  Consent of Sidley Austin Brown & Wood (included in
        Exhibit 5.1).

 23.2*  Consent of Ballard Spahr Andrews & Ingersoll, LLP
        (included in Exhibit 5.2).

 23.3*  Consent of Arthur Andersen LLP.

 23.4*  Consent of PricewaterhouseCoopers LLP.

 24.1*  Powers of Attorney.

 25.1*  Form T-1--Statement of Eligibility of Trustee.

--------
*Filed herewith.